UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file number 1-4422

  Full title of the plan and address of the plan, if different from that of issuer named below:

Western Industries – North, LLC

Western Industries Retirement Savings Plan

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ROLLINS, INC.

2170 PIEDMONT ROAD, N.E.

ATLANTA, GA 30324

Western Industries Retirement Savings Plan

Financial Statements

December 31, 2013 and 2012

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-15

SUPPLEMENTAL SCHEDULE:	16

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	17

Signatures	18

Ex-23.1 Consent – Independent Registered Public Accounting Firm

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the

Western Industries Retirement Savings Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Western Industries Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windham Brannon, P.C.

Atlanta, Georgia

June 23, 2014

3

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

ASSETS	2013	2012
INVESTMENTS, at fair value:
Mutual funds	$31,640,032	$26,321,134
Rollins, Inc. common stock	1,928,592	1,383,739
Synthetic Guaranteed Investment Contract	26,813,603	29,055,053

Total Investments	60,382,227	56,759,926

RECEIVABLES:
Employer contribution receivable	885,712	962,935
Notes receivable from participants	1,668,045	1,419,108

Total Receivables	2,553,757	2,382,043

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	62,935,984	59,141,969

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(443,720)	(2,057,684)

NET ASSETS AVAILABLE FOR BENEFITS	$62,492,264	$57,084,285

The accompanying notes are an integral part of these financial statements.

4

WESTERN INDUSTRIES

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2012

ADDITIONS:
Investment Income:
Net change in fair value of mutual funds	$6,322,764
Net change in contract value of Synthetic GIC	839,109
Net change in fair value of Rollins, Inc. common stock	516,462
Dividend income on Rollins, Inc. common stock	22,674
Total Investment Income	7,701,009

Interest on notes receivable from participants	60,486

CONTRIBUTIONS:
Participants	1,706,229
Employer	1,410,514
Rollovers	14,427

Total Contributions	3,131,170

Total Additions	10,892,665

DEDUCTIONS :
Distributions to participants	5,584,034
Participant transaction charges	5,851

Total Deductions	5,589,885

NET INCREASE IN NET ASSETS	5,302,780

TRANSFERS OF ASSETS INTO PLAN	105,199

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	57,084,285

End of year	$62,492,264

The accompanying notes are an integral part of these financial statements.

5

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

1.	DESCRIPTION OF PLAN

The following description of the Western Industries Retirement Savings Plan (the “Plan”) is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution plan covering eligible employees of Western Industries – North, LLC (the “Company” and the “Plan Sponsor”) and Western Industries – South, LLC. Rollins, Inc. is the Company’s parent. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan administrator has the discretion to provide transfers to and from defined contribution plans maintained by related companies. This provision is intended primarily to facilitate the periodic transfers to and from the Rollins 401(k) Savings Plan (“Rollins Plan”) or the Waltham Services, LLC Tax-Favored Employees’ Savings Plan (“Waltham Plan”), without requiring participant elections, but may also apply to other 401(k) plans from other acquisitions.

The Plan has designated the Plan investment fund invested primarily in Rollins, Inc. Common Stock as an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”). The Administrative Committee may allow participants to elect to receive dividends on Rollins, Inc. Common Stock in cash as taxable compensation or to have such dividends paid to the Plan and reinvested in Rollins, Inc. Common Stock with taxes deferred. Participants may exercise voting, tendering and similar rights with respect to shares of Rollins, Inc. Common Stock held in their accounts under the Plan.

Eligibility

Employees are eligible to participate in the Plan following completion of three months of service for fulltime employees and one year of service in which at least 1,000 hours of work was completed for non-fulltime employees. Employees enter the Plan on the first day of the quarter following attainment of eligibility requirements.

Contributions

Eligible employees are automatically enrolled in the Plan, and pre-tax contributions are withheld at 3% of eligible compensation, unless the employee elects differently. Participants may elect to contribute up to 75% of eligible compensation as defined by the Plan, subject to a maximum of $17,500 in 2013. Participants age 50 or older may also make additional “catch-up” contributions limited to $5,500 in 2013. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollovers”). The Company matches each participant’s contribution equal to $0.50 for each $1.00 contributed limited to the first 3% of the participant’s compensation. The Company match is contributed to employee accounts each pay period. For the year ended December 31, 2013, the Company contributed approximately $515,000 in matching contributions.

6

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Discretionary contributions made by the Company under a profit sharing program are determined at the end of the year by the Company’s Board of Directors. Participants whose compensation is in excess of the Social Security taxable wage base receive an allocation equal to the greater of 5.7% or a percentage equal to the Social Security contribution rate in effect at the beginning of the Plan year of such excess compensation. The contributions remaining after making the allocation, if any, are allocated to all eligible participants based on the ratio of a participant’s compensation to the total compensation of all eligible participants, provided the participant has completed 1,000 hours of service during the Plan year and is an employee on the last day of the Plan year. No discretionary profit sharing contributions were made in 2013.

Additional discretionary Company contributions are determined at the end of the year by the Company’s Board of Directors. The Company can elect to provide an additional discretionary contribution up to three percent of a participant’s compensation. An additional discretionary contribution of $885,712 was made for 2013.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s contribution and earnings on the investments in their account, and is charged with specific transaction fees. Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, one synthetic guaranteed investment contract, and Rollins, Inc. Common Stock as investment options for participants. Participants may change their investment options on a daily basis. The default investment fund is selected by the Administrator. The Administrator has elected GoalMaker (an asset allocation model based on the participants expected retirement date which includes various fund options offered by the Plan) as the default investment option. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Approximately 18% of the participants are no longer employees of the Company.

Notes Receivable from Participants

Participants may obtain loans from the Plan up to 50% of their vested account balance of employee contributions and plus actual earnings thereon or $50,000, whichever is less, with a minimum of $1,000. Loans bear interest at a reasonable rate commensurate with current interest rates charged for loans made under similar circumstances by persons in the business of lending money, are collateralized by a participant’s account balance and may not exceed 5 years, or 15 years if used for the purchase of a residence. The interest rate applied to new loans is updated quarterly and the update takes place on the last business day of the calendar quarter effective for loans made on or after the first day of the subsequent quarter. Loans are generally payable through payroll deductions and only one loan may be outstanding at a time.

7

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Vesting

Participants are vested immediately in their contributions, plus actual earnings thereon. Upon normal retirement, disability, or death, each participant is 100% vested in the Company’s contributions. Participants vest in the Company’s additional discretionary and profit sharing contributions based on the following schedule:

Years of Credit Service	Vesting
Less than 2 years	0%
2, but less than 3	20%
3, but less than 4	40%
4, but less than 5	60%
5, but less than 6	80%
6 years or more	100%

Participants hired prior to January 1, 2007 vest in the additional discretionary and profit sharing contributions based on a vesting schedule that begins at 3 years and earns 20% each year thereafter through seven years of service.

A participant’s vested percentage in the Company match contributions is determined in accordance with the following schedule:

Years of Credit Service	Vesting
Less than 1 year	0%
1, but less than 2	20%
2, but less than 3	40%
3, but less than 4	60%
4, but less than 5	80%
5 years or more	100%

Forfeitures

Forfeitures are created when participants terminate employment before becoming vested in the Company’s contributions. Forfeited balances were $45,375 and $22,770 at December 31, 2013 and 2012, respectively. Forfeitures may be used to reduce employer matching contributions to the Plan. Forfeitures of $21,659 were used in 2013 to reduce the Company’s matching contribution.

8

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Payment of Benefits

Upon retirement, death, total and permanent disability, or termination for any reason, the participant, or their beneficiary, may receive the total value of their vested account in either a single lump-sum payment in cash, installments over a period of not more than a participant’s assumed life expectancy, in partial withdrawals, or in a joint and 100% survivor annuity. For participants who have attained age 70½, payments are made in accordance with minimum annual amounts as described in applicable sections of the Code.

Withdrawals of all or any part of vested contributions during employment are permitted only under hardship circumstances which are set forth in accordance with applicable sections of the Code and approved by the Plan Administrator. After a hardship withdrawal, a participant may not make contributions into their account for a period of six months. A participant who reaches age 59½ can withdraw any portion of their vested account.

Participant Transaction Charges

All loan fees, investment transaction fees, and recordkeeping fees are paid by participants in the Plan. Loan fees are charged directly to the participant requesting the loan, and transaction fees and recordkeeping fees are netted with appreciation/depreciation in fair value in each participant’s account. The Plan Sponsor paid all other administrative expenses of the Plan during 2013.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Because the synthetic guaranteed investment contract (GIC) is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the synthetic GIC as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

9

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Contributions

Employee contributions, and the related match, are considered payable to the Plan upon the withholding of such contributions from the participant’s paycheck.

Discretionary contributions determined at the end of the year are considered payable to the Plan at the Plan’s year-end.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the investment date. The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, custodians, and insurance company. See Note 4 for discussion of fair value measurements.

Securities transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net change in fair value of mutual funds includes realized and unrealized gains and losses on those investments and dividends on mutual funds. Investment income includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance. Interest income on notes receivable from participants is recorded when received, primarily per pay period. As delinquent participant notes 90 days past the due date are recorded as distributions based on the terms of the Plan agreement, no allowance for credit losses has been recorded as of December 31, 2013 or 2012.

Benefit Payments

Benefit payments are recorded when paid.

10

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

3.	INVESTMENTS

Investments at December 31, 2013 and 2012 that represent 5% or more of the Plan’s net assets are as follows:

	2013	2012

Synthetic GIC:
Prudential Guaranteed Fund - Western	$26,813,603	$29,055,053
Mutual Funds:
Vanguard Windsor II Adm Fund	6,160,911	4,858,796
Pimco Total Return Institutional Fund	4,521,720	5,148,078
American Europacific Growth R4 Fund	4,730,909	4,082,864
Oakmark Equity & Income	4,402,164	3,623,317
Franklin Growth Adv	3,486,504	*

* Investment is less than 5% of the Plan's net assets

The Plan’s investments are exposed to various risks such as interest rate, market, currency and credit risks. It is at least reasonably possible that changes in their fair value will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4.	FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establish a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs from quoted market prices in active markets for similar assets and liabilities, which are observable for the asset or liability, either directly or indirectly. The Plan uses Level 1 inputs when available as Level 1 inputs generally provide the most reliable evidence of fair value.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:

11

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Mutual funds and common stock – These investments consist of various publicly-traded mutual funds and common stock and are categorized as Level 1. The fair values are based on quoted market prices for the identical securities in an active market.

Synthetic GIC - The synthetic GIC is a wrap contract paired with underlying investments which are owned by the Plan. The underlying investments consist of high-quality, intermediate fixed income securities. The wrapper contract relating to the synthetic GIC was purchased through Prudential Retirement Insurance and Annuity and has a fair value of $0 at both December 31, 2013 and 2012, based on the expected replacement cost of the contract. The trust’s crediting interest rate on the synthetic GIC is determined using an explicit formula specified in the interest schedule within the synthetic GIC contract. The rate is reset every six months. The average yields on the synthetic GIC based on actual earnings and interest rate credited to participants for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012

Based on actual earnings	2.4%	1.5%

Based on interest rate credited to participants	3.0%	3.4%

This investment is categorized as a Level 2 asset as the fair value is determined using observable inputs including the average earnings yield, which is comparable to similar securities.

12

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Fair value information for investments that are measured at fair value on a recurring basis was as follows at December 31, 2013 and 2012:

	Fair Value Measurements at December 31,2013
	Level 1	Level 2	Level 3	Total

Mutual funds:
Large blend funds	$1,098,462	$—	$—	$1,098,462
Mid-cap value funds	1,730,046	—	—	1,730,046
Foreign large blend fund	4,730,909	—	—	4,730,909
Intermediate term bond fund	4,521,720	—	—	4,521,720
Large growth fund	3,486,504	—	—	3,486,504
Large value fund	6,160,911	—	—	6,160,911
Moderate allocation fund	4,402,164	—	—	4,402,164
Small value fund	795,005	—	—	795,005
Small growth fund	2,478,116	—	—	2,478,116
World stock fund	88,369	—	—	88,369
Mid-cap growth fund	2,147,826	—	—	2,147,826
Rollins, Inc. common stock	1,928,592	—	—	1,928,592
Synthetic Guaranteed Investment Contract	—	26,813,603	—	26,813,603
Total investments, at fair value	$33,568,624	$26,813,603	$—	$60,382,227

	Fair Value Measurements at December 31,2012
	Level 1	Level 2	Level 3	Total

Mutual funds:
Large blend funds	$891,780	$—	$—	$891,780
Mid-cap value funds	1,181,898	—	—	1,181,898
Foreign large blend fund	4,082,864	—	—	4,082,864
Intermediate term bond fund	5,148,078	—	—	5,148,078
Large growth fund	2,678,516	—	—	2,678,516
Large value fund	4,858,796	—	—	4,858,796
Moderate allocation fund	3,623,318	—	—	3,623,318
Small value fund	603,215	—	—	603,215
Small growth fund	1,617,366	—	—	1,617,366
World stock fund	70,658	—	—	70,658
Mid-cap growth fund	1,564,645	—	—	1,564,645
Rollins, Inc. common stock	1,383,739	—	—	1,383,739
Synthetic Guaranteed Investment Contract	—	29,055,053	—	29,055,053
Total investments, at fair value	$27,704,873	$29,055,053	$—	$56,759,926

13

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

5.	INCOME TAX STATUS

The Internal Revenue Service determined and informed the Company by a letter dated March 13, 2013 that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and has no income subject to unrelated business income tax. The Plan’s income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2013 and 2012, respectively, the Plan held approximately 64,000 and 63,000 shares of Rollins, Inc. Common Stock. The fair value of the Plan’s investment in Rollins, Inc. Common Stock at December 31, 2013 and 2012 was approximately $1,929,000 and $1,384,000, respectively. During 2013, the Plan received $22,674 in dividends in Rollins, Inc. Common Stock, which was used to purchase additional shares of the stock.

At December 31, 2013 and 2012, the Plan investments include a synthetic GIC that is managed directly by Prudential Retirement Insurance and Annuity Company. Prudential Retirement Insurance and Annuity Company and Prudential Bank & Trust, F.S.B. are the custodians as defined by the Plan; therefore, transactions in this security qualify as party-in-interest transactions.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012

Net assets available for benefits per the financial statements	$62,492,264	$57,084,285
Plus: Adjustment from contract value to fair value for fully benefit-responsive investment contract	443,719	2,057,684
Less: employer contributions receivable at end of year	(885,712)	(962,935)

Net assets available for benefits per the Form 5500	$62,050,271	$58,179,034

14

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2013:

Increase in net assets available for benefits per the financial statements	$5,302,780
Less: employer contributions receivable at end of year	(885,712)
Add: employer contributions receivable at beginning of year	962,935
Add: current year adjustment from contract value to fair value for fully benefit-responsive investment contract	443,720
Less: prior year adjustment from contract value to fair value for fully benefit-responsive investment contract	(2,057,684)

Increase in net assets available for benefits per the Form 5500	$3,766,039

15

Supplemental Schedule

16

WESTERN INDUSTRIES
RETIREMENT SAVINGS PLAN
EIN: 20-0890604 Plan No: 006
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2013

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

		Mutual Funds:
	Pimco Institutional Funds	Pimco Total Return Institutional Fund	$4,521,720
	Franklin	Franklin Growth Adv	3,486,504
	Victory Funds	Victory Sm Company Opp I	795,005
	Vanguard Funds	Vanguard Windsor II Adm Fund	6,160,911
	Vanguard Funds	Vanguard 500 Index Fund	1,098,461
	T. Rowe Price Funds	T. Rowe Price New Horizons Fund	2,478,116
	Goldman Sachs Funds	Goldman Sachs Mid Cap Value A Fund	1,730,046
	American Funds	Capital World Growth R4 Fund	88,369
	American Funds	American Europacific Growth R4 Fund	4,730,909
	Oakmark	Equity & Income	4,402,164
	Morgan Stanley	Morgan Stanley Inst Mid Cap	2,147,826
*	Prudential	Prudential Guaranteed Fund, Western	26,813,603
*	Rollins, Inc.	Common Stock	1,928,592
*	Participant loans	Interest rates ranging from 4.25% to 9.50%	1,668,045

			$62,050,271
	* Indicates a party-in-interest to the Plan

17

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN INDUSTRIES RETIREMENT SAVINGS PLAN

(Registrant)

Date: June 26, 2014	By:	/s/ Henry Anthony
Henry Anthony
Vice President, Rollins, Inc.
Human Resources

18

INDEX OF EXHIBITS

Exhibit Number

(23.1)	Consent of Windham Brannon, P.C., Independent Registered Public Accounting Firm.

19